EXHIBIT 99.2

EBITDA
**Presentation of Most Directly Comparable GAAP Financial Measure (Income or Loss Before Income Taxes) and
Reconciliation of EBITDA to Income (Loss) Before Income Taxes**

Fiscal year ending June 30, 2003

| (in thousands, unaudited) | Quarter ended | | | Six months ended December 31, 2002 | Nine months ended March 31, 2003 |
	September 30, 2002	December 31, 2002	March 31, 2003		
EBITDA	$ 20,056	$ 22,057	$ 32,901	$ 42,113	$ 75,014
Depreciation and amortization	(8,876)	(10,185)	(12,905)	(19,061)	(31,966)
Interest, net	(7,214)	(7,379)	(10,351)	(14,593)	(24,944)
Minority interests	(245)	(185)	139	(430)	(291)
Equity method income (loss)	121	63	936	184	1,119
Gain (loss) on sale of assets	186	13	(127)	199	73
Income before income taxes	$ 4,028	$ 4,384	$ 10,593	$ 8,412	$ 19,005

Fiscal year ending June 30, 2002

| (in thousands, unaudited) | Quarter ended | | | | Six months ended December 31, 2001 | Nine months ended March 31, 2002 | Year ended June 30, 2002 |
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002			
EBITDA	$ 15,345	$ 17,091	$ 22,976	$ 16,607	$ 32,436	$ 55,412	$ 72,019
Depreciation and amortization	(7,152)	(7,219)	(8,672)	(6,466)	(14,371)	(23,043)	(29,509)
Interest, net	(5,965)	(7,276)	(7,194)	(6,251)	(13,241)	(20,435)	(26,686)
Minority interests	(162)	(247)	(123)	(296)	(409)	(532)	(828)
Debt extinguishment costs	(6,655)	28	—	—	(6,627)	(6,627)	(6,627)
Equity method income (loss)	107	195	95	73	302	397	470
Gain (loss) on sale of assets	318	16	(37)	518	334	297	815
Income (loss) before income taxes	$ (4,164)	$ 2,588	$ 7,045	$ 4,185	$ (1,576)	$ 5,469	$ 9,654

Fiscal year ending June 30, 2001

| (in thousands, unaudited) | Quarter ended | | | | Six months ended December 31, 2000 | Nine months ended March 31, 2001 | Year ended June 30, 2001 |
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001			
EBITDA	$ 11,108	$ 8,931	$ 17,472	$ 14,728	$ 20,039	$ 37,511	$ 52,239
Depreciation and amortization	(6,104)	(6,226)	(6,057)	(5,412)	(12,330)	(18,387)	(23,799)
Interest, net	(4,803)	(3,695)	(4,125)	(3,935)	(8,498)	(12,623)	(16,558)
Minority interests	—	(111)	(123)	(558)	(111)	(234)	(792)
Equity method income (loss)	1	61	45	58	62	107	165
Gain (loss) on sale of assets	—	(325)	17	(276)	(325)	(308)	(584)
Income (loss) before income taxes	$ 202	$ (1,365)	$ 7,229	$ 4,605	$ (1,163)	$ 6,066	$ 10,671

Fiscal years ending June 30, 1998, 1999 and 2000

(in thousands, unaudited)		Fiscal year ended June 30,				
		1998		1999		2000
EBITDA	$	**(1,595)**	$	**6,991**	$	**20,566**
Depreciation and amortization		(467)		(3,916)		(11,793)
Interest, net		(232)		(4,211)		(8,831)
Minority interests		—		—		(50)
Equity method income (loss)		68		(239)		734
Debt extinguishment costs		—		—		(1,149)
Other non-operating expenses		—		—		(807)
Non-cash stock compensation		(392)		(5,046)		—
Income (loss) before income taxes	$	**(2,618)**	$	**(6,421)**	$	**(1,330)**

EBITDA Margin
Presentation of Most Directly Comparable GAAP Financial Measure (Income or Loss Before Income Taxes Margin) and Reconciliation of EBITDA Margin to Income (Loss) Before Income Taxes Margin

Fiscal year ending June 30, 2003

(in thousands, unaudited)		Quarter ended						Six months ended December 31, 2002		Nine months ended March 31, 2003	
		September 30, 2002		December 31, 2002		March 31, 2003					
EBITDA	$	20,056	$	22,057	$	32,901	$	42,113	$	75,014	
Total revenues		267,863		267,342		402,428		535,205		937,633	
EBITDA margin		**7.5%**		**8.3%**		**8.2%**		**7.9%**		**8.0%**	
EBITDA	$	20,056	$	22,057	$	32,901	$	42,113	$	75,014	
Depreciation and amortization		(8,876)		(10,185)		(12,905)		(19,061)		(31,966)	
Interest, net		(7,214)		(7,379)		(10,351)		(14,593)		(24,944)	
Minority interests		(245)		(185)		139		(430)		(291)	
Equity method income (loss)		121		63		936		184		1,119	
Gain (loss) on sale of assets		186		13		(127)		199		73	
Income before income taxes		4,028		4,384		10,593		8,412		19,005	
Total revenues		267,863		267,342		402,428		535,205		937,633	
Income before income taxes margin		**1.5%**		**1.6%**		**2.6%**		**1.6%**		**2.0%**	

Fiscal year ending June 30, 2002

(in thousands, unaudited)		Quarter ended September 30, 2001		Quarter ended December 31, 2001		Quarter ended March 31, 2002		Quarter ended June 30, 2002		Six months ended December 31, 2001		Nine months ended March 31, 2002		Year ended June 30, 2002
EBITDA	$	15,345	$	17,091	$	22,976	$	16,607	$	32,436	$	55,412	$	72,019
Total revenues		207,309		223,128		235,885		244,248		430,437		666,322		910,570
EBITDA margin		**7.4%**		**7.7%**		**9.7 %**		**6.8 %**		**7.5 %**		**8.3 %**		**7.9 %**
EBITDA	$	15,345	$	17,091	$	22,976	$	16,607	$	32,436	$	55,412	$	72,019
Depreciation and amortization		(7,152)		(7,219)		(8,672)		(6,466)		(14,371)		(23,043)		(29,509)
Interest, net		(5,965)		(7,276)		(7,194)		(6,251)		(13,241)		(20,435)		(26,686)
Minority interests		(162)		(247)		(123)		(296)		(409)		(532)		(828)
Debt extinguishment costs		(6,655)		28		—		—		(6,627)		(6,627)		(6,627)
Equity method income (loss)		107		195		95		73		302		397		470
Gain (loss) on sale of assets		318		16		(37)		518		334		297		815
Income (loss) before income taxes		(4,164)		2,588		7,045		4,185		(1,576)		5,469		9,654
Total revenues		207,309		223,128		235,885		244,248		430,437		666,322		910,570
Income (loss) before income taxes margin		**-2.0%**		**1.2**%		**3.0** %		**1.7** %		**-0.4 %**		**0.8** %		**1.1** %

Fiscal year ending June 30, 2001

(in thousands, unaudited)		Quarter ended September 30, 2000		Quarter ended December 31, 2000		Quarter ended March 31, 2001		Quarter ended June 30, 2001		Six months ended December 31, 2000		Nine months ended March 31, 2001		Year ended June 30, 2001
EBITDA	$	11,108	$	8,931	$	17,472	$	14,728	$	20,039	$	37,511	$	52,239
Total revenues		158,618		155,675		166,266		187,204		314,293		480,559		667,763
EBITDA margin		**7.0%**		**5.7 %**		**10.5 %**		**7.9 %**		**6.4 %**		**7.8 %**		**7.8 %**
EBITDA	$	11,108	$	8,931	$	17,472	$	14,728	$	20,039	$	37,511	$	52,239
Depreciation and amortization		(6,104)		(6,226)		(6,057)		(5,412)		(12,330)		(18,387)		(23,799)
Interest, net		(4,803)		(3,695)		(4,125)		(3,935)		(8,498)		(12,623)		(16,558)
Minority interests		—		(111)		(123)		(558)		(111)		(234)		(792)
Equity method income (loss)		1		61		45		58		62		107		165
Gain (loss) on sale of assets		—		(325)		17		(276)		(325)		(308)		(584)
Income (loss) before income taxes		202		(1,365)		7,229		4,605		(1,163)		6,066		10,671
Total revenues		158,618		155,675		166,266		187,204		314,293		480,559		667,763
Income (loss) before income taxes margin		**0.1%**		**-0.9** %		**4.3** %		**2.5** %		**-0.4 %**		**1.3** %		**1.6** %

Fiscal years ending June 30, 1998, 1999 and 2000

(in thousands, unaudited)		Fiscal year ended June 30,				
		1998		1999		2000
EBITDA	$	(1,595)	$	6,991	$	20,566
Total revenues		7,042		91,460		304,694
EBITDA Margin		**-22.6%**		**7.6%**		**6.7%**
EBITDA	$	(1,595)	$	6,991	$	20,566
Depreciation and amortization		(467)		(3,916)		(11,793)
Interest, net		(232)		(4,211)		(8,831)
Minority interests		—		—		(50)
Equity method income (loss)		68		(239)		734
Debt extinguishment costs		—		—		(1,149)
Other non-operating expenses		—		—		(807)
Non-cash stock compensation		(392)		(5,046)		—
Income (loss) before income taxes		(2,618)		(6,421)		(1,330)
Total revenues		7,042		91,460		304,694
Income (loss) before income taxes margin		**-37.2%**		**-7.0%**		**-0.4%**

Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Debt to LTM Income Before Income Taxes Ratio) and Reconciliation of Leverage Ratio to Debt to LTM Income Before Income Taxes Ratio

As of March 31, 2003 (in thousands, unaudited):
"LTM" denotes activity for the latest twelve-month period

Consolidated debt, as defined by credit facility	$	438,341
LTM EBITDA, as defined by credit facility	$	106,307
Leverage ratio, as defined by credit facility		**4.12x**
Maximum leverage ratio requirement		5.50x

Reconciliation to most directly comparable GAAP financial measure:

Consolidated debt, as defined by credit facility	$	438,341
Add: Cash and cash equivalents		25,298
Add: Debt incurred for specified construction projects		17,921
Consolidated debt	$	481,560
LTM EBITDA, as defined by credit facility	$	106,307
Adjustments:		
Baptist San Antonio EBITDA for nine-month period prior to Vanguard ownership	$	(3,456)
Weiss EBITDA for two-month period prior to Vanguard ownership		476
LTM Baptist San Antonio and Weiss pro forma cost adjustments, as defined by credit facility		(11,706)
LTM EBITDA		91,621
LTM depreciation and amortization		(38,433)
LTM interest, net		(31,196)
LTM minority interests		(567)
LTM equity method income (loss)		1,174
LTM gain (loss) on sale of assets		591
LTM income before income taxes	$	23,190
Debt to LTM income before income taxes ratio		**20.77x**

Coverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (LTM Income Before Income Taxes to Net Interest Ratio) and Reconciliation of Coverage Ratio to Debt to LTM Income Before Income Taxes Ratio

As of March 31, 2003 (in thousands, unaudited):
"LTM" denotes activity for the latest twelve-month period

LTM EBITDA, as defined by credit facility	$	106,307
LTM interest expense, as defined by credit facility	$	28,996
Coverage ratio, as defined by credit facility		**3.67x**
Minimum coverage ratio requirement		2.00x

Reconciliation to most directly comparable GAAP financial measure:

LTM EBITDA, as defined by credit facility	$	106,307
Adjustments:		
Baptist San Antonio EBITDA for nine-month period prior to Vanguard ownership		(3,456)
Weiss EBITDA for two-month period prior to Vanguard ownership		476
LTM Baptist San Antonio and Weiss pro forma cost adjustments, as defined by credit facility		(11,706)
LTM EBITDA		91,621
LTM depreciation and amortization		(38,433)
LTM interest, net		(31,196)
LTM minority interests		(567)
LTM equity method income (loss)		1,174
LTM gain (loss) on sale of assets		591
LTM income before income taxes	$	23,190
LTM interest expense, as defined by credit facility	$	28,996
Adjustments:		
LTM amortization of financing costs		1,473
LTM interest incurred for specified construction projects		726
LTM net interest expense		31,195
LTM income before income taxes to net interest ratio		**0.74x**